

First Hawaiian, Inc.　　2022 ANNUAL REPORT

TABLE OF CONTENTS



First Hawaiian, Inc.

First Hawaiian, Inc. (NASDAQ: FHB) is a bank holding company headquartered in Honolulu, Hawaiʻi. Its principal subsidiary, First Hawaiian Bank, was founded in 1858 as Bishop & Co., and is Hawaiʻi's largest financial institution with assets of $24.6 billion as of December 31, 2022. The bank has branch locations throughout Hawaiʻi, Guam and Saipan. The bank offers a comprehensive suite of banking services to consumer and commercial customers including deposit products, loans, wealth management, insurance, trust, retirement planning, credit card and merchant processing services. Customers may also access their accounts through ATMs, online, and mobile banking channels. For more information about First Hawaiian, Inc., visit fhb.com.

On the cover: Mahiole — ʻIeʻie weaving by Lloyd Kumulāʻau Sing and featherwork by Rick San Nicolas.



GUIDED BY EXCELLENCE

At First Hawaiian Bank, connection is at the center of everything we do. Relationships are our strength and excellence is revealed in even the smallest detail. As the Pacific's premier relationship bank, we weave together every element of the bank in service to our customers and communities.

First Hawaiian is the premier relationship bank in the communities we serve, empowering our customers with personalized solutions that enhance their financial well-being.

Robert S. Harrison
Chairman, President and CEO

Building Relationships in a Digital Era

DEAR FELLOW SHAREHOLDER,

When I reflect on 2022 and everything we have managed as we emerge from the COVID-19 pandemic, it's important to recognize we are living through a period of historic economic and societal change. The impacts from inflationary rates hitting 40-year highs, supply chains being stretched to extremes, and the war in Ukraine have created economic volatility throughout the communities we serve, the likes of which we haven't seen in our lifetime. At the same time, the expanding digital era we are in, both within banking and beyond, provides the potential to power advancements across every sector of our business. As Hawai'i's #1 bank, this presents both a responsibility and opportunity for our organization.

Our mission—bringing together our people, culture, and technology to deliver personalized financial solutions to meet our customers' needs—has never been more important or more necessary. For all the uncertainty our communities face, it's clear our customers and our people are increasingly looking for new ways to overcome today's challenges and are emerging stronger because of it. No Hawai'i company is better positioned to embrace this than First Hawaiian Bank.

ACCOLADES

First Hawaiian Bank collected the following accolades during 2022.

Top Hawai'i Bank in *Forbes*
Best Banks in America

Top Hawai'i Bank in *Forbes*
Best Banks in the World

Honolulu magazine's
Best Bank in Hawai'i

Small Business Administration (SBA)
Lender of the Year in Category 1

SBA 504 Loan Program
Lender of the Year in Category 1

Small Business Administration (SBA)
In Time of Need Award

Hawaii Business magazine
Hawai'i's Best Places to Work

Hawaii Business magazine
Hawai'i's Best Places to Work LGBTQ+ category winner

A RESILIENT ECONOMY

Although our local economic environment has been challenging, the state of Hawai'i is showing its resilience, thanks largely to the visitor industry and the return of a strong domestic travel market.

Over the course of 2022, Hawai'i saw more than 9.2 million visitors come to the state, a recovery that achieved 89% of the record total set in 2019—the year before the virus shut down the travel industry. Visitor spending levels have recovered as well, up 8.9% from 2019 to a record $19.3 billion. This was achieved despite decreased travel from the Japanese market, which was down 85% from 2019 levels.

The resurgent travel industry contributed to the state's unemployment rates continuing to decline, after setting record highs in the early days of the pandemic. At 3.2% in December 2022, Hawai'i's unemployment stood slightly below the national figure of 3.5%.

As we look to the future, the University of Hawai'i Economic Research Organization anticipates that the continued recovery of international travel will provide support for the tourism industry as the mainland market softens. The recovery of the Japanese visitor segment, combined with strength in the islands' construction sector, suggests that while Hawai'i may see a slowdown in its economic growth, a significant recession may be avoided in 2023.

HAWAI'I'S #1 BANK

I am proud of what our company and our employees achieved in 2022. We have long connected our customers and community with the goal of bettering our neighborhoods and enabling our customers to achieve their dreams in good times, and to be a source of strength and support for them when they face challenges.

Thanks to the hard work of our team, FHB has emerged from the pandemic as a stronger, more resilient business, a reflection of our clear strategy that has resulted in market leading performance.

FHB continued as Hawai'i's #1 bank finishing the year with a record of $14.1 billion in loans and leases, $21.7 billion in deposits, $24.6 billion in total assets, and $265.7 million in net income.

Through it all, our team maintained their day-to-day focus of meeting customer commitments while making significant progress in updating our operations and delivering strong financial performance.

MODERNIZING OUR APPROACH TO RELATIONSHIP BANKING

Over the past several years we have shared about our digital transformation and 2022 marked a milestone of that effort. This year, we took an important step in refining our strategic direction with the goal of modernizing our approach to relationship banking and clearly defining our growth strategy

for the future. Our foundation is the decades of successful relationship building in our communities. We are now aligning our entire operating and digital transformation model around our customers to ensure that FHB continues to be the premier relationship bank in this new connected and "always on" society.

Our investments in technology, products, and people will create new capabilities and enable us to deepen customer relationships with data-driven personalization, enhanced customer experiences, and trusted advice.

In 2022, our team achieved several key milestones in this effort:

- We completed our core conversion, laying the foundation for the bank's ongoing digital transformation. The effort required a substantial commitment from almost every division across the organization. The conversion will lead to improved efficiency by reducing paperwork, streamlining processing, creating greater data-driven personalization, and faster turnaround times.

A Deepened Commitment to Relationship Banking

While the banking industry is evolving rapidly with customer needs constantly changing, what remains consistent is First Hawaiian's focus on being here for our customers. We have long prided ourselves on the deep relationships we have built in our communities, and those relationships have guided our bank's strategy over the years.

As customers have become more digitally enabled and look for more personalized and convenient banking services, FHB revisited its strategic plan in 2022 and redefined our commitment to relationship banking, beyond customer service and advisory excellence, to a reimagined service model that meets our customer's needs whether in person or digitally enabled. Everything from employee engagement to our capital investments are being defined through the lens of relationship building.

Digital Transformation

Modernizing FHB's approach to relationship banking dovetails with our digital transformation. Our recent core conversion enhanced our ability to leverage data and analytics to improve customer service, better understand customer needs and preferences, and deliver more personalized service. Combined with investments in our digital platform, we are building better customer experiences, products, and services that will lead to deeper customer relationships and grow our customer base.

I'm constantly in awe of how our employees bring their passion to work every day to continually refine this effort and realize its full potential for the betterment of our bank and our customer experience.

- Through the growth and development of our emerging technologies division, the bank engineered and launched new dynamic loan applications, improving customer experience, which has generated greater conversion numbers and loan volume.

- We continue to refine our residential lending efforts—adding simplified, intuitive online mortgage services and applications paired with the support of lending experts who are there to provide personal guidance when a customer needs it. Customers can get closing cost estimates, prequalify for a loan, or apply for a mortgage, HELOC, or refinance with our integrated digital and in-person experience.

- Continuing our leadership in the credit card category as the only local issuer of a full suite of personal, small business and commercial cards, FHB successfully launched the new Priority Unlimited credit card, offering 2% cash back to FHB customers on purchases with no annual fee.

As the premier relationship bank in the Pacific, our culture is the foundation of our mission and strategy, and further cultivating it is a top priority. It's essential that we continually develop and exercise a growth mindset with curiosity and grace, recognizing that there is opportunity for all of us to improve every single day.

LEADERSHIP AT ALL LEVELS

I truly believe if we continue to embrace our values, act responsibly, and grasp the opportunities that present themselves through the relationships we foster and develop, there is no limit to what we can achieve for our communities, customers, and each other.

The staff at FHB has proven its ability to provide leadership at all levels, adapting to address challenges while continuing to perform at high levels regardless of circumstance. Hybrid work is now just work, and we've effectively connected and engaged our team at home, in the office, and everywhere in between.

As a community steward, it's important to align our priorities with the needs of our communities, and FHB continues its leadership in this area as well. Our people came together in 2022 to show their commitment through our employee-run Kōkua Mai campaign, which raised a record $932,310 for 38 charities in Hawai'i, Guam, and Saipan. Once again, 99% of our employees volunteered to donate to the program, which has raised $11.3 million for charity since 2007. Overall, our employees and our First Hawaiian Bank Foundation donated $4.8 million to charities during 2022.

BEST–IN–CLASS TEAM

With our aspiration for excellence, leadership is critical, and it starts at the top. In 2022, we were pleased to add two directors to the board of First Hawaiian, Inc.



CELEBRATING 165 YEARS!

First Hawaiian Bank was founded as Bishop & Co. in 1858 by Charles Reed Bishop, husband of Kamehameha Schools' founder Princess Bernice Pauahi Bishop. FHB, which turns 165 on August 17, 2023, is Hawai'i's first and largest bank.

Michael Fujimoto, Executive Chairman of HPM Building Supply on Hawai'i Island, was appointed to the board of First Hawaiian, Inc. He remains on the board of the bank, where he has served since 1998.

Dr. Mark Mugiishi, M.S., F.A.C.S., was added to the boards of both First Hawaiian, Inc., and its subsidiary, First Hawaiian Bank. He is the President and Chief Executive Officer of Hawai'i Medical Service Association (HMSA). His diverse experience managing a complex organization with many operational parallels to the bank, coupled with his track record of community involvement, makes him a valuable addition to our leadership team.

We were also delighted to announce our new Vice Chairman and Chief Financial Officer, James (Jamie) Moses. Jamie brings more than 20 years of diverse banking experience to the team and was previously Executive Vice President and Chief Financial Officer at First Bank in St. Louis, Missouri.

MAHALO NUI LOA

In closing, I'd like to thank our nearly 2,100 employees in Hawai'i, Guam, and Saipan for their professionalism, passion, and commitment. They are the ones who make strategic decisions, inspire innovation, build and implement new technologies, manage risks, and serve our customers. We have a fantastic team, and it's our people that will ultimately drive our success both now and in the future.

Aloha,



Bob

ROBERT S. HARRISON
Chairman, President & Chief Executive Officer

2022 BY THE NUMBERS

#1 AMONG HAWAI'I BANKS FOR...

LOANS & LEASES
a year-end record of $14.1 billion



DEPOSITS
$21.7 billion

TOTAL ASSETS
$24.6 billion



NET INCOME
$265.7 million

STRONG CREDIT QUALITY

Allowance for credit losses $143.9 million, or 1.02% of total loans and leases, as of December 31, 2022.

Total non-performing assets $12.0 million, or 0.09% of total loans and leases and other real estate owned, as of December 31, 2022.



WELL-CAPITALIZED

Total Equity Capital of $2.27 billion is #1 among Hawai'i banks.

Common Equity Tier 1 (CET 1) capital ratio is 11.82%, nearly twice the 6.5% CET 1 ratio required to be "well-capitalized." This ratio is a key measure of a bank's financial strength.

Committed to Return of Capital. The Board maintained the quarterly dividend of $0.26 through 2022 and adopted a maximum $40 million share repurchase program for 2023.[(1)]

[(1)] The timing and exact amount of share repurchases, if any, will be subject to management's discretion and various factors, including the Company's capital position and financial performance, as well as market conditions.

FINANCIAL HIGHLIGHTS

FIRST HAWAIIAN, INC.

(dollars in thousands, except per share amounts)	Year Ended December 31, 2022	2021
INCOME STATEMENT DATA		
Interest income	$ 663,220	$ 549,311
Interest expense	49,671	18,752
Net interest income	613,549	530,559
Provision for credit losses	1,392	(39,000)
Net interest income after provision for credit losses	612,157	569,559
Noninterest income	179,525	184,916
Noninterest expense	440,471	405,479
Income before provision for income taxes	351,211	348,996
Provision for income taxes	85,526	83,261
Net income	$ 265,685	$ 265,735
Basic earnings per share	$ 2.08	$ 2.06
Diluted earnings per share	$ 2.08	$ 2.05
Basic weighted-average outstanding shares	127,489,889	128,963,131
Diluted weighted-average outstanding shares	127,981,699	129,537,922
OTHER FINANCIAL INFO / PERFORMANCE RATIOS		
Net interest margin	2.78%	2.43%
Efficiency ratio	55.20%	56.45%
Return on average total assets	1.06%	1.09%
Return on average tangible assets (Non-GAAP)[1]	1.11%	1.13%
Return on average total stockholders' equity	11.44%	9.81%
Return on average tangible stockholders' equity (Non-GAAP)[1]	20.03%	15.51%
BALANCE SHEET DATA		
Loans and leases	$ 14,092,012	$ 12,962,537
Allowance for credit losses for loans and leases	143,900	157,262
Interest-bearing deposits in other banks	229,122	1,011,753
Investment securities	7,471,772	8,428,032
Goodwill	995,492	995,492
Total assets	24,577,223	24,992,410
Total deposits	21,689,029	21,816,146
Total liabilities	22,308,218	22,335,498
Total stockholders' equity	2,269,005	2,656,912
Book value per share	17.82	20.84
ASSET QUALITY RATIOS		
Non-performing assets / total loans and leases and OREO	0.09%	0.06%
Allowance for credit losses for loans and leases / total loans and leases	1.02%	1.21%
Net charge-offs / average total loans and leases	0.08%	0.10%
CAPITAL RATIOS		
Common Equity Tier 1 capital ratio	11.82%	12.24%
Tier 1 capital ratio	11.82%	12.24%
Total capital ratio	12.92%	13.49%
Tier 1 leverage ratio	8.11%	7.24%
Total stockholders' equity to total assets	9.23%	10.63%
Tangible stockholders' equity to tangible assets (Non-GAAP)[1]	5.40%	6.92%

[1] These ratios are Non-GAAP financial measures. For an explanation of how these ratios are computed, see GAAP/Non-GAAP Reconciliation on page 24 of this Annual Report, including Notes (1) through (3) in that section.

NET INCOME (IN MILLIONS)

2022 Net Income: $265.7 million
5-Year Compound Annual Growth Rate: 7.7%



2017	$183.7
2018	$264.4
2019	$284.4
2020	$185.8
2021	$265.7
2022	$265.7

ASSETS (IN BILLIONS)

Total Assets (12/31/22): $24.6 billion
5-Year Compound Annual Growth Rate: 3.6%



2017	$20.5
2018	$20.7
2019	$20.2
2020	$22.7
2021	$25.0
2022	$24.6

DEPOSITS (IN BILLIONS)

Total Deposits (12/31/22): $21.7 billion
5-Year Compound Annual Growth Rate: 4.3%



2017	$17.6
2018	$17.2
2019	$16.4
2020	$19.2
2021	$21.8
2022	$21.7



DIGITAL TO THE CORE:

FOR THE FUTURE AND TODAY

First Hawaiian Bank prides itself on serving its communities and customers, and at the heart of this service is FHB's approach of relationship banking.
To deepen the bank's connection to its customers, FHB has made important investments in technology. Digital transformation efforts are enabling First Hawaiian to provide seamless service between digital and branch experiences and are ensuring strong ongoing relationships with customers now and in the future.

CORE CONVERSION

First Hawaiian Bank completed its core conversion in May 2022, replacing and upgrading more than 40 platforms and applications that FHB relies on to operate the bank and service its customers. The project was a key step in automating our processing and harnessing the power of our data. It was a significant undertaking that required effort from nearly every area of the bank. By converting our platforms and applications to one cloud-based system, FHB can now provide more digital access to banking products and can continually improve and update its products and services. The new system will also lead to reduced paperwork and will provide our branch teams access to centralized customer data, giving bankers information that will allow them to personalize service for customers. The conversion was completed over Memorial Day weekend and was successful thanks to the understanding of customers and the dedication and focus of our entire staff.

NEW AND IMPROVED APPLICATIONS

There are many elements that make up the banking experience of First Hawaiian Bank, including online account opening. In 2022, the bank reimagined the online account opening experience, rolling out new applications for deposit products, credit cards, and personal loans. Our residential lending platform continues to be optimized, offering new features and functionality for customers interested in a mortgage, looking to refinance, or wanting a HELOC.

Jan and Patrick Sullivan
Oceanit

HAVING THE VISION

In starting Oceanit back in 1985, founder and CEO Dr. Patrick Sullivan discovered it was difficult to secure reliable financial support. The Mind-to-Market company—which creates innovation from fundamental science and drives resulting technology into the market—isn't a traditional business. So, financing required building relationships and a shared understanding, developing trust on how the business was going to grow. "To build that relationship, First Hawaiian Bank invested time into understanding our business strategy and trajectory," Patrick recalls. Every year for over two decades, Patrick, now retired FHB banker Wesley Wakamura, and others from the bank gathered over lunch so Patrick could review the prior years' performance against targets and review new goals for the coming year.

Now, Oceanit has more than 200 employees and remote offices on the continent. Its focus has broadened from environmental engineering to sectors including aerospace, energy, and healthcare. Patrick remains steadfast about being headquartered in Hawai'i. The state's culture of collaboration and its diversity lends itself to innovation, while the quality of life is unmatched. This sense of place also informs Oceanit's vision. "From the middle of the sea, we had to innovate across the business spectrum from technology to finance, business models to supply chains," recalls Patrick. "However, we also see how our experience speaks to Hawai'i's future as a place to build an innovation, knowledge-based economy with high-quality, well-paying jobs."

Patrick's wife, Jan Sullivan, was the reason he moved to Hawai'i to begin with, and their children motivated Patrick to start Oceanit. Remembers Jan, "when the kids were little, Patrick said, 'I want our kids to have a choice to be able to come home and work in jobs where they get paid a decent salary and use their education and intelligence.'" Luckily, this plan was a success. Their daughter, who earned a PhD in aerospace engineering, recently led Oceanit's national clinical studies and regulatory approvals for their COVID-19 test. Their son, with a background in physics, economics, and design, came home to spearhead commercialization, moving Oceanit's robust technology pipeline to market.

"As the complexity of the business has grown, the bank has been able to accommodate our growth and continues to offer new services," Jan says. "We feel like we've grown together."













oceanit



Heather Cutter and Jarrett Cutter
Cutter Family Automotive Dealerships

THE FAMILY DRIVE

When Gerald Cutter was asked to run a car dealership in Hawaiʻi, he and his family visited from California to make sure it was a good idea. They checked out ʻAiea, went surfing, and realized they loved the place. With that, Cutter Ford opened in 1974, and since then, Cutter dealerships have expanded across Oʻahu. Today, three generations work in the family business, including Gerald's granddaughter Heather Cutter and his son Jarrett Cutter.

Relationships have helped Cutter stand the test of time. When Gerald came to Hawaiʻi, he made it a priority to build relationships with the local people from the ground up. "A lot of others, whether it's car dealers or other businesses that came from the mainland, didn't take that approach," says Jarrett, President and CEO of MJC, Inc. "He built the team through the community, and that has helped Cutter endure through the years."

Heather, President of Cutter Management Co. and its subsidiaries, agrees. "We have one employee who has been there since day one. We have a mother, sister, and daughter working for us," she says. "It's super important to give growth opportunities to anyone who joins the company. Even though we are a larger business, we really operate like a small family business."

First Hawaiian Bank began supporting the company in 1983 with flooring for the Cutter Chevrolet dealership. "From what my father has told me over the years, everything with FHB was about the relationship," Jarrett says. "It never felt like business to him." Heather adds, "Steve Kaaa would take my grandfather these chicken sandwiches that he liked—that extra something special while discussing banking stuff. It's just an example of the little things the bank does to add a personal touch to the relationship."

Jarrett's connection with FHB began with a personal banking relationship with Kaaa, and he has never banked anywhere else. Heather's first bank account and college fund were at FHB. While Jarrett enjoys in-person banking, Heather prefers digital experiences. She is working on Cutter's digital transition, and says the company learns from the bank's digital direction all the time.

As FHB executed its core conversion, an essential part of its digital transformation, Cutter was ready. "We knew it was going to happen," Heather says. "It was the communication that put us at ease. It's really because the bank takes the extra step to ensure that we're prepared and supported."



Daryl and Dave Masaki
Masaki's Auto Repair

LOOKING AHEAD TOGETHER

Brothers Daryl and Dave Masaki grew up tinkering with cars at home in Mānoa with their father, an auto repair technician. While Dave followed in his footsteps, it wasn't until Daryl had earned a bachelor's degree from the University of Hawai'i at Mānoa and worked in banking, including the finance department of First Hawaiian Bank, that he returned to the automotive repair world, going into business with Dave.

The brothers opened Masaki's Auto Repair 40 years ago at a location on King Street with three bays. Daryl and Dave, both fully certified ASE technicians, often drove along Beretania Street looking for a location with parking, and Daryl soon spotted the perfect location for their shop, which was occupied by a slipper company. They began subleasing it a few years later, but it wasn't until 2019 that the opportunity arose to purchase it. When the day came, the brothers looked to FHB for financing.

Daryl trusts the bank "number one, because I used to work for them," he says. "Number two is the branches are accessible. Anytime I want to go there, I can go there. But really, it has to do with the relationship. When I walk inside there and I need something—help, advice—they're there." For example, he reflects on when COVID-19 hit he reached out to Greg Sitar. "Greg and Christina Rudolph were very instrumental with the entire company," says Daryl. "They really made a difference for us in helping secure a PPP loan."

It was through the Honolulu Executives Association that Daryl met Greg and began banking at FHB, and also how Daryl built relationships that led to Masaki's Auto Repair servicing fleets. While they found long-term success because of networking efforts, fair prices, and word of mouth, what most distinguishes Masaki's Auto Repair from the competition is how it has anticipated a changing automotive industry.

When Toyota came out with the Prius, Daryl and Dave learned everything they could about hybrids in Hawai'i and then enrolled in trainings on the mainland. They invested in equipment and took apart hybrid batteries to recondition them, a popular service they continue to offer. Today, hybrids are about half of Masaki's Auto Repair's business. "Our company's success comes from looking to the future," Daryl says.



The Potter Family
Inspired Closets Hawaii

THE PERFECT MATCH

For Brent and Kamuela Potter and their two children, their Mililani home is their sanctuary. Every room is personalized to fit the family's lifestyle and reflects the know-how of Kamuela and Brent, who are the owners of Inspired Closets Hawaii. The duo installed custom organizational units everywhere from the entertainment area to the garage, and Brent even learned how to build their home's coffered ceiling by watching an online video.

The journey to find the Mililani Mauka house took years. Brent remembers as far back as 2016 discussing how they could build a nest egg for the purchase while continuing to grow their company with May Nishijima, their personal and business banker at First Hawaiian Bank. In 2019, when the couple was ready to talk mortgage and prequalification, May connected them with Mark Inouye in FHB's mortgage lending department, who in turn recommended realtor Jodie Tsukamoto Yoshino when the Potters were looking for someone with whom they didn't have a business relationship. "It was the perfect team," says Kamuela.

When it came to purchasing the home, Kamuela was surprised by how easy Mark made the experience. "It was comfortable, relaxing—even during a scary time and process, it was very calming," Brent adds.

The Potter's banking relationship with FHB began in 2010 when Kamuela, who founded Inspired Closets Hawaii in 2004, was connected with May at FHB for business banking by way of her CPA. "She was the first banker who ever offered me more money than I needed," said Kamuela. "Normally you're just wondering if they're going to approve your initial request. That's the kind of relationship we've had since the beginning." Now they have checking and savings accounts and even a car loan for their son at FHB. Kamuela uses the mobile app daily, but appreciates the personal interaction she gets from the bank.

Since 2010, Inspired Closets Hawaii has also grown from five employees to 20. When the Potters were ready to formalize a retirement plan, May connected them with Sean Okamoto, who helped them set up a 401(k) plan for themselves and their team as well as a profit-sharing program. Now, May is supporting them with opening an Inspired Closets Hawaii showroom in Kaka'ako in 2023. "We feel very confident because the whole team at First Hawaiian Bank feels confident about what we're doing," Kamuela says.

Marcus Mariota
Heisman Trophy Winner,
NFL Quarterback



IT TAKES A TEAM

When Marcus Mariota considered First Hawaiian Bank for support managing his financial assets, he didn't yet know which NFL team he would be on. There were a lot of changes ahead for the Heisman Trophy winner fresh out of the University of Oregon, but he knew he wanted to keep strong ties to the islands where he was born. His parents banked with FHB and he already had a checking account there, so it made sense.

At his first meeting with FHB, Marcus showed up with questions and took notes. "I wanted to make sure that in the long term, my family is financially secure," he says. From day one, there was a natural ease between Marcus, his family, and the FHB team—the Mariotas already had a personal relationship with Vernon Wong, an SVP in Wealth Management, and had checking accounts with FHB. As Marcus and First Hawaiian Bank began to align, that sense of familiarity deepened. "When it was time to sign papers, our Private Banker, Cheryl Tagawa, met with my mom at the house. It wasn't a big formal meeting," recalls Marcus. "It was personal, private, and very comfortable."

Today, Marcus' First Hawaiian banking services span from private banking to wealth management to coordinating with a financial team on the mainland. And every year, Marcus, his family, and his FHB team make time to meet. Ken Miller, the CIO, gives a broad overview and CEO Bob Harrison or COO Christopher Dods may stop by to say aloha. The family and bank call it the "Mariota family meeting."

Like FHB, Marcus also values community. His desire to give back to the communities that have shaped his journey led him to start Motiv8, a nonprofit foundation providing positive outlets for keiki and distributing food and supplies to those in need. From the beginning, FHB has supported the foundation. It's a relationship that just makes sense. The bank encourages people to say yes to their dreams while making a difference in the community. Says Marcus, "I want to help inspire others to dream big and strive for greatness."





**Hiro Nago, Dr. Kenneth Kaneshiro
and Jefferson Elementary Students**
Genki Ala Wai Project

THE SMALLEST THING CAN MAKE A DIFFERENCE

On a Saturday in 2022, around 135 First Hawaiian Bank employees gathered for a Community Care Event along the Ala Wai Canal. Together they made and threw muddy balls of beneficial microbes into the water to help the Genki Ala Wai Project restore the famed Honolulu waterway. "For some of them, it was the first time they got to see each other in person since the pandemic began," recalls Hiro Nago, technical advisor for the Genki Ala Wai Project. Chairman and CEO Bob Harrison even joined, reflecting on the canal's improvement compared to when he used to paddle the canal.

Hiro is one of five passionate volunteers behind the Genki Ala Wai Project and President of EM Hawaii, which produces the signature mix of Effective Microorganisms (EM) used for Genki balls. The company has been banking with FHB since early on, but it was his high school connections that inspired the Community Care event. "My classmate Lynn Takahashi, from McKinley, she gave me a call and said, 'Hiro, we love what you're doing. First Hawaiian Bank wants to be a part of this,'" Hiro says.

The idea to use Genki balls to restore the Ala Wai Canal was proposed in 2017 by three Punahou students for the "Make Ala Wai Awesome" challenge, inspired by a visit to EM Hawai'i and the story of fishers who used "Genki balls," a term the fishers coined, to restore Osaka Bay. The Genki Ala Wai Project took up the helm in 2019 as part of Dr. Kenneth Kaneshiro's Hawai'i Exemplary State Foundation, which is focused on K–12, place-based STEM education and has a vision to restore waterways from mauka to makai. The project kicked off with students at Ala Wai Elementary and Jefferson Elementary, who took baseline water samples, made Genki balls, observed them as they cured, and tossed them into the canal. "Just to form the balls, they had so much fun getting their hands dirty," says Hiro.

The Genki Ala Wai Project aims to get 1,000 Genki balls into the waterway almost every week, with a goal of 300,000 balls in seven years—the same amount of time it took to build the canal. Already there have been striking results, including reduced sludge and large schools of mullet in the back of the canal. "A lot of students live there, so when they walk by the canal they remember how stinky and foul it was, and now they can see the fishes coming back," says Hiro. "It's all because of their effort."



Genki Ala Wai Project, a part of the Hawaii Exemplary State Foundation, works with students and the community to restore the Ala Wai Canal. The team is led by Dr. Kenneth Kaneshiro with support from technical advisor Hiro Nago.

CONSOLIDATED STATEMENTS OF INCOME

FIRST HAWAIIAN, INC.

| (dollars in thousands except per share amounts) | Year Ended December 31, | |
	2022	**2021**
INTEREST INCOME		
Loans and lease financing	$ **509,820**	$ 444,488
Investment securities	**142,484**	101,410
Other	**10,916**	3,413
Total interest income	**663,220**	549,311
INTEREST EXPENSE		
Deposits	**49,201**	13,853
Short-term and long-term borrowings	**470**	4,899
Total interest expense	**49,671**	18,752
Net interest income	**613,549**	530,559
Provision for credit losses	**1,392**	(39,000)
Net interest income after provision for credit losses	**612,157**	569,559
NONINTEREST INCOME		
Service charges on deposit accounts	**28,809**	27,510
Credit and debit card fees	**66,028**	63,580
Other service charges and fees	**37,036**	38,578
Trust and investment services income	**36,465**	34,719
Bank-owned life insurance	**1,248**	13,185
Investment securities gains, net	**—**	102
Other	**9,939**	7,242
Total noninterest income	**179,525**	184,916
NONINTEREST EXPENSE		
Salaries and employee benefits	**199,129**	182,384
Contracted services and professional fees	**70,027**	63,349
Occupancy	**31,034**	29,348
Equipment	**34,506**	24,719
Regulatory assessment and fees	**9,603**	8,245
Advertising and marketing	**7,996**	6,108
Card rewards program	**30,990**	25,244
Other	**57,186**	66,082
Total noninterest expense	**440,471**	405,479
Income before provision for income taxes	**351,211**	348,996
Provision for income taxes	**85,526**	83,261
Net income	$ **265,685**	$ 265,735
Basic earnings per share	$ **2.08**	$ 2.06
Diluted earnings per share	$ **2.08**	$ 2.05
Basic weighted-average outstanding shares	**127,489,889**	128,963,131
Diluted weighted-average outstanding shares	**127,981,699**	129,537,922

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

CONSOLIDATED BALANCE SHEETS

FIRST HAWAIIAN, INC.

	Year Ended December 31,	
(dollars in thousands)	**2022**	**2021**
ASSETS		
Cash and due from banks	$ **297,502**	$ 246,716
Interest-bearing deposits in other banks	**229,122**	1,011,753
Investment securities	**7,471,772**	8,428,032
Loans and leases	**14,092,012**	12,962,537
Less: allowance for credit losses	**143,900**	157,262
Net loans and leases	**13,948,112**	12,805,275
Premises and equipment, net	**280,355**	318,448
Other real estate owned and repossessed personal property	**91**	175
Accrued interest receivable	**78,194**	63,158
Bank-owned life insurance	**473,067**	471,819
Goodwill	**995,492**	995,492
Mortgage servicing rights	**6,562**	8,302
Other assets	**796,954**	643,240
Total assets	$ **24,577,223**	$ 24,992,410
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Interest-bearing	$ **12,824,383**	$ 12,422,283
Noninterest-bearing	**8,864,646**	9,393,863
Total deposits	**21,689,029**	21,816,146
Short-term borrowings	**75,000**	—
Retirement benefits payable	**102,577**	134,491
Other liabilities	**441,612**	384,861
Total liabilities	**22,308,218**	22,335,498
Stockholders' equity		
Common stock	**1,410**	1,406
Additional paid-in capital	**2,538,336**	2,527,663
Retained earnings	**736,544**	604,534
Accumulated other comprehensive loss, net	**(639,254)**	(121,693)
Treasury stock	**(368,031)**	(354,998)
Total stockholders' equity	**2,269,005**	2,656,912
Total liabilities and stockholders' equity	$ **24,577,223**	$ 24,992,410

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.



LOANS AND LEASES (IN BILLIONS)

Total Loans & Leases (12/31/22): $14.1 billion
5-Year Compound Annual Growth Rate: 2.8%



DIVERSIFIED LOAN & LEASE PORTFOLIO

As of 12/31/22

- **9%** Consumer
- **16%** Commercial
- **38%** Residential Real Estate
- **35%** Commercial Real Estate
- **2%** Other

GAAP/NON-GAAP RECONCILIATION

Return on average tangible assets, return on average tangible stockholders' equity and tangible stockholders' equity to tangible assets are non-GAAP financial measures. We believe that these financial measures are useful for investors, regulators, management and others to evaluate financial performance and capital adequacy relative to other financial institutions. Although these non-GAAP financial measures are frequently used by shareholders in the evaluation of a company, they have limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP.

Note (1): Return on average tangible assets is a Non-GAAP financial measure. We compute our return on average tangible assets as the ratio of net income to average tangible assets. We compute our tangible assets by subtracting (and thereby effectively excluding) amounts related to the effect of goodwill from our average total assets.

Note (2): Return on average tangible stockholders' equity is a Non-GAAP financial measure. We compute our return on average tangible stockholders' equity as the ratio of net income to average tangible stockholders' equity. We compute our tangible stockholders' equity by subtracting (and thereby effectively excluding) amounts related to the effect of goodwill from our average total stockholders' equity.

Note (3): Tangible stockholders' equity to tangible assets is a Non-GAAP financial measure. We compute our tangible stockholders' equity to tangible assets as the ratio of tangible stockholders' equity to tangible assets.

For further information on these measures, including a reconciliation to the most directly comparable GAAP measure, refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE STATISTICS

GOVERNANCE

Values-Based Governance
Core Values of Caring, Character and Collaboration

2,093 employees
1,319 women (63%)
774 men (37%)

27% are management positions
54% women officers
46% men officers

Of the 2,093 employees, **15%** of women are in management roles. **12%** of men are in management roles.



strive
AWARD-WINNING TALENT DEVELOPMENT PROGRAM OPEN TO ALL EMPLOYEES

Over 90 professional development courses for employees through an Online Learning Center

12 leadership development programs offered to employees

SOCIAL

- Employees and Retirees donated **$932,310** in 2022 to 38 charities in Hawai'i, Guam, and Saipan through Kōkua Mai, the bank's employee giving campaign
- **99% participation rate** in Kōkua Mai
- **$11.3 million donated** to charities since Kōkua Mai's 2007 inception





PHILANTHROPY

$3.91 million donations to over 200 charities in the areas of:

- Health & Human Services
- Education
- Civic & Community
- Arts & Culture

ENVIRONMENTAL



Photovoltaic use on branch buildings

50%
Bus pass subsidy for all employees



Electric vehicle charging stations

12.43%
Reduced Energy Use
First Hawaiian Center LED lighting retrofit



Paper recycling in all facilities

First Hawaiian Center expanded its recycling efforts to include cardboard, aluminum and plastic.



LEFT TO RIGHT:

Ralph M. Mesick
Vice Chairman & Chief Risk Officer,
Risk Management Group

Iris Y. Matsumoto
Executive Vice President & Chief Human
Resources Officer, Human Resources Group

Christopher L. Dods
Vice Chairman & Chief Operating Officer,
Digital Banking and Marketing Group

Alan H. Arizumi
Vice Chairman, Wealth Management Group

James M. Moses
Vice Chairman & Chief Financial Officer,
Finance Group



Joel E. Rappoport
Executive Vice President, General Counsel &
Secretary, Legal and Corporate Services Group

Gina O.W. Anonuevo
Executive Vice President & Chief Compliance
Officer, Corporate Compliance Group

Robert S. Harrison
Chairman, President &
Chief Executive Officer

Neill A. Char
Vice Chairman, Commercial and Retail
Banking Group

Lance A. Mizumoto
Vice Chairman & Chief Lending Officer,
Wholesale Banking Group

27

SENIOR OFFICERS

First Hawaiian Bank

EXECUTIVE VICE PRESIDENTS

Derek A. Baughman
Enterprise Technology Management

Darlene N. Blakeney
Corporate Banking Division

Michael A. Coates
Enterprise Operations Services Division

Dean C. Duque
Branch Banking Division

Calvin K. Hangai
Chief Accounting Officer

Kristi N. Lefforge
Chief Audit Officer

Kenneth L. Miller
Institutional Advisory Services

Lea M. Nakamura
Risk Management Group

Cameron W. Nekota
Bank Properties Division and Community Relations Division

Daniel A. Nishikawa
Commercial Real Estate Division

Brian Uemori
Chief Credit Officer

Edward G. Untalan
Guam & CNMI Region Office

SENIOR VICE PRESIDENTS

Joanne H. Arizumi
Retail Banking Group

Charles C. Barbata
Corporate Banking Division

James K. Bourgeois
Technology Services Division

Brian K. Brennan
Commercial Real Estate Division

Stephen A. Brock
Private Banking Division

Martha L. Camacho
Pearlridge Banking Center

Derek A. Chang
Corporate Banking Division

Rachel I. Cunningham
Retail Planning Division

Jason K. Dang
Digital Banking & Services Division

Darian H. DeSellem
Wealth Management Service Center

Shirley M. Durham
Enterprise Operations Services Division

Jodie M. Duvall
Wealth Advisory Division

Ross G. Fujii
Bank Secrecy Act Division

John K. Guerri
Personal Trust Division

Jason H. Haruki
Institutional Advisory Services

Kevin S. Haseyama
Finance Group

Jeffrey N.M. Higashi
Commercial Banking Group

Gregg M. Hirano
Card Services Division

Sonja P.H. Hirasuna
Controller's Division

Shigeo Hone
International Banking Department

David A. Honma
Hawaiʻi Region Office

Alyssa S.N. Hostelley
Business Services Division

Laurae U. Imamura
EOS – Commercial Loan Center

Jodi R. Inoue
Digital Banking & Services Division

Jeffrey K. Inouye
First Hawaiian Leasing, Inc.

Stephen E.K. Kaaa
Waikīkī Banking Center

Leland K. Kahawai
Kauaʻi Region Office

Courtney S. Kajikawa
Personal Trust Division

James S. Kaneshiro
Enterprise Operations Services Division

Robin M. Kaneshiro
Credit Administration Division

Ben Kashiwabara
Commercial Income Property Department

Mark D. Kobayashi
Core Platform Conversion

Carole M. Lau
Commercial Real Estate Division

Kent R. Lau
Commercial Banking Group

Malcolm D. Lau
Retail Planning Division

James W. Lawhn
Personal Trust Division

Michael P. Lawrence Gallagher
Data Services Center

Macy Ann U. Lee
Business Services Division

Tricia K.F. Lee
Corporate Compliance Division

George C.K. Leong, Jr.
Commercial Real Estate Division

Raoul R. Magana
Consumer Products Division

Shari Ann K.S. Minato
Service Delivery Division

Laura K. Morikuni
Workforce Services Division

Joe L.R. Morrison
Credit Administration Division

Jody J. Mukaigawa
Credit Administration Division

Dean M. Murakami
Institutional Advisory Services

Candice Y. Naito
Commercial Banking Group

Linda C.L.F. Nakamura
RE Fulfillment Center

Michael T. Nishida
Enterprise Information Security Department

Todd T. Nitta
Dealer Division

Sherri-Ann Y. Okinaga
Organizational Effectiveness Division

Isaac M. Okita
Treasury & Investment Division

Carol M. Ono
Workforce Services Division

Peter T. Ono
Collection & Recovery Center

Mark F. Oyadomori
Wealth Advisory Division

Adam P. Palmer
Cybersecurity Division

Rosemary Y. Peh
Data Science & Analytics

Bard E. Peterson
Commercial Banking Group

Kaiuwailani H. Pettigrew
IT Infrastructure Department

Raymond W. Phillips
Investment Services Department

David K. Rair
Legal & Corporate Services Group

Claire S. Rufino
Credit Analytics & Reporting Department

Alethea A. Seto
Sales, Service & Retail Training Division

Russell O. Shogren Jr.
Commercial Income Property Department

Gregory J. Sitar
Main Banking Center

Susan A. Strong
Omni Channel Center

Lynn M. Takahashi
Private Banking Division

Mark S. Taylor
Core Platform Conversion

Michael G. Taylor
Wealth Advisory Division

Robert N. Taylor
Operational Risk

Lisa A. Tomihama
Maui Region Office

Stacy K. Tomuro
Commercial Real Estate Division

Michael A. Tottori
Wealth Advisory Division

Mark R. Troske
Emerging Technologies Division

Jaylene S.L. Tsukayama
Call Center

Ryan S. Ushijima
Trust Compliance Department

Dean B. Uyeda
Commercial Banking Group

Raenette R. Uyehara
Workforce Services Division

Jeffrey S. Ventura
Residential Real Estate Division

William L. Weeshoff
Marketing Communications Division

Derek M.S. Wong
Credit Originations Department

Vernon Y.C. Wong
Wealth Advisory Division

Danielle S.N. Yafuso
Branch Properties Department

Eric B. Yee
Private Banking Division

Terence C.Y. Yeh
Credit Administration Division

Eliza E. Young
Credit Department

Winton D.C. Young
Institutional Advisory Services

First Hawaiian Leasing, Inc.

Robert S. Harrison
Chairman

Lance A. Mizumoto
Chief Executive Officer

Darlene N. Blakeney
President

Bishop Street Capital Management Corporation

Kenneth L. Miller
Chairman, Chief Executive Officer, Chief Investment Officer and Treasurer

Stephanie C. Nomura
President and Senior Portfolio Manager

Ryan S. Ushijima
Senior Vice President and Chief Compliance Officer

First Hawaiian Bank Foundation

Robert S. Harrison
Chairman

Walter A. Dods, Jr.
Chairman Emeritus

Cameron W. Nekota
President



KAUA'I (5)
Lihu'e

O'AHU (27)
Kailua
Honolulu

LĀNA'I (1)
Lāna'i City

MAUI (6)
Wailuku

HAWAI'I (7)
Hilo
Kailua-Kona

GUAM (3)
Hagatna

SAIPAN (2)

THE **51 BRANCHES** *of*
FIRST HAWAIIAN BANK

BOARDS OF DIRECTORS

■ First Hawaiian, Inc. Board of Directors
▲ First Hawaiian Bank Board of Directors

Robin K. Campaniano ▲
President and Chief Executive Officer (Retired),
AIG Hawaii Insurance Company

W. Allen Doane ■▲
Chairman and Chief Executive Officer (Retired),
Alexander & Baldwin, Inc.

Michael K. Fujimoto ■▲
Executive Chairman,
HPM Building Supply

Robert S. Harrison ■▲
Chairman, President, and Chief Executive Officer,
First Hawaiian Bank

Robert P. Hiam ▲
President and Chief Executive Officer (Retired),
Hawaii Medical Service Association

Donald G. Horner ▲
Partner,
Malu Investments

Faye W. Kurren ■▲
President and Chief Executive Officer (Retired),
Hawaii Dental Service

Leighton S.L. Mau ▲
President and Chief Executive Officer,
Waikiki Business Plaza, Inc.

James S. Moffatt ■▲
Vice Chairman and Global CEO (Retired),
Deloitte Consulting

Mark M. Mugiishi ■▲
President and Chief Executive Officer,
Hawaii Medical Service Association

Mark K. Teruya ▲
Chairman and Chief Executive Officer (Retired)
Armstrong Produce, Ltd.

Kelly A. Thompson ■▲
Senior Vice President and Chief Operating Officer (Retired),
Walmart eCommerce

Allen B. Uyeda ■▲
Chief Executive Officer (Retired),
First Insurance Company of Hawaii, Ltd.

Vanessa L. Washington ■▲
Senior Executive Vice President, General Counsel and Secretary (Retired)
Bank of the West

C. Scott Wo ■▲
Owner/Executive Team,
C. S. Wo & Sons, Ltd.

Albert M. Yamada ▲
Vice Chairman, Chief Financial Officer, Chief Administrative Officer and Secretary (Retired),
First Hawaiian Bank

Directors who retired in 2022:
Matthew J. Cox and Jenai S. Wall

First Hawaiian's Vision

Empowering our employees, customers and communities to help them prosper.

Our Mission

Bringing together our people, culture and technology to deliver personalized financial solutions to meet our customers' needs.

Our Core Values

We live by our values of **Caring**, **Character** and **Collaboration** with a growth mindset to perform well and improve every day.

CARING

We value relationships over transactions. We treat people with dignity and respect. We serve each other, our customers and our community.

CHARACTER

We act with integrity. We take responsibility for our actions. We are not afraid to take risks and learn from our mistakes.

COLLABORATION

We achieve our best results when we work together. We value others' viewpoints and draw strength from diversity. We share credit when things go well and accept responsibility when things don't go well.





First Hawaiian, Inc.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
First Hawaiian, Inc.
999 Bishop Street, Honolulu, Hawai'i 96813

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company, LLC
6201 15th Avenue, Brooklyn, NY 11219
help@astfinancial.com

COMMON STOCK LISTING: FHB
The common stock of First Hawaiian, Inc. is traded on the Nasdaq Global Select Market under the ticker symbol FHB.

INQUIRIES
Shareholders with questions about stock transfer services or shareholdings may contact American Stock Transfer & Trust Company, LLC, by calling (800) 937-5449, visiting www.astfinancial.com or via email at help@astfinancial.com. Beneficial stockholders with shares held by a broker in the name of a brokerage house should contact their broker.

Investor Relations Contact:
Kevin Haseyama | (808) 525-6268 | ir@fhb.com

Media Contact:
Lindsay Chambers | (808) 525-6254 | lchambers@fhb.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may", "might", "should", "could", "predict", "potential", "believe", "expect", "continue", "will", "anticipate", "seek", "estimate", "intend", "plan", "projection", "would", "annualized" and "outlook", or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Further, statements about the potential effects of the COVID-19 pandemic on our businesses and financial results and conditions may constitute forward-looking statements and are subject to the risk that the actual effects may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond our control, including the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, and the direct and indirect impact of the pandemic on our customers, third parties and us. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, there can be no assurance that actual results will not prove to be materially different from the results expressed or implied by the forward-looking statements. For a discussion of some of these risks and important factors that could affect our future results and financial condition, see our U.S. Securities and Exchange Commission ("SEC") filings, including, but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2022.